EXHIBIT 99.1

ZJK INDUSTRIAL CO., LTD.

ZJK Industrial Co., Ltd.

CONDENSED CONSOLIDATED BALANCE SHEETS

(In U.S. dollars, except for numbers of shares data)

	As of
	December 31, 2025	June 30, 2026
		(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	14,350,959	16,543,610
Restricted cash	2,037,041	4,484,487
Short-term investments	2,234,078	2,132,706
Accounts receivable, net	15,974,676	15,644,701
Accounts receivable-due from a related party	11,227,799	8,498,381
Inventories, net	12,143,316	14,245,898
Prepaid expenses and other current assets, net	964,194	4,379,431
Other receivables-due from related parties	598,467	3,713
Total current assets	59,530,530	65,932,927

Non-current assets
Property, plant and equipment, net	12,271,875	13,098,045
Intangible assets, net	97,433	144,361
Operating lease right-of-use assets	3,574,775	3,309,694
Long-term investment	3,706,080	1,786,703
Deferred tax assets, net	—	95,926
Other non-current assets	347,569	630,674
Total non-current assets	19,997,732	19,065,403

TOTAL ASSETS	79,528,262	84,998,330

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	18,233,194	15,369,397
Notes payable	3,803,926	3,781,226
Income tax payable	3,431,262	3,906,101
Accrued expenses and other current liabilities	3,583,457	3,650,004
Other payables-due to related parties	2,322,224	2,659,954
Operating lease liabilities, current	726,152	726,186
Total current liabilities	32,100,215	30,092,868

Non-current liabilities
Operating lease liabilities, non-current	2,876,209	2,592,046
Deferred tax liabilities	957,610	658,971
Total non-current liabilities	3,833,819	3,251,017

TOTAL LIABILITIES	35,934,034	33,343,885

Commitments and contingencies (Note 14)

Shareholders’ equity
Ordinary share ($0.000016666667 par value, 3,000,000,000 and nil shares authorized, 63,822,249 and nil shares issued and outstanding as of December 31, 2025 and June 30, 2026, respectively*)	1,063	—
Class A Ordinary shares ($0.000016666667 par value, nil and 2,991,000,000 shares authorized, nil and 55,322,249 shares issued and outstanding as of December 31, 2025 and June 30, 2026, respectively**)	—	921
Class B Ordinary shares ($0.000016666667 par value, nil and 9,000,000 shares authorized, nil and 9,000,000 shares issued and outstanding as of December 31, 2025 and June 30, 2026, respectively**)	—	150
Additional paid-in capital	8,977,814	10,372,982
Statutory surplus reserves	2,662,115	2,662,115
Retained earnings	32,132,905	37,378,247
Accumulated other comprehensive (loss)/income	(304,868)	1,004,477
Total ZJK Industrial Co., Ltd. shareholders’ equity	43,469,029	51,418,892
Non-controlling interests	125,199	235,553
Total shareholders’ equity	43,594,228	51,654,445

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	79,528,262	84,998,330

* The shares and per share information are presented on a retroactive basis to reflect the reorganization completed on March 28, 2023, the two share splits that occurred on June 19, 2023 and June 6, 2024, respectively (Note 1).

** The redesignation of ordinary shares into Class A ordinary shares and Class B ordinary shares is effective on March 17, 2026 (Note 1).

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

 ZJK Industrial Co., Ltd.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(In U.S. dollars, except for the number of shares data)

	For the six months ended June 30,
	2025	2026
	(Unaudited)
Revenues
Third-party sales	15,153,800	24,389,206
Related-party sales	9,549,460	9,355,383
Total revenues	24,703,260	33,744,589
Cost of revenues
Third-party sales	(5,653,621)	(11,837,351)
Related-party sales	(6,730,162)	(7,615,072)
Total cost of revenues	(12,383,783)	(19,452,423)
Gross profit	12,319,477	14,292,166

Operating expenses
Selling and marketing expenses	(3,555,816)	(4,243,018)
General and administrative expenses	(2,690,131)	(4,112,062)
Research and development costs	(212,193)	(280,698)
Total operating expenses	(6,458,140)	(8,635,778)

Income from operations	5,861,337	5,656,388

Other income, net
Interest expenses	(6,291)	—
Interest income	149,496	166,458
Share of profits from equity method investment	1,431,032	1,475,335
Currency exchange gain/(loss)	149,352	(399,575)
Other income, net	186,949	131,697
Total other income, net	1,910,538	1,373,915

Income before income tax provision	7,771,875	7,030,303
Income tax provision	(1,931,362)	(1,789,902)
Net income	5,840,513	5,240,401
Less: net loss attributable to non-controlling interests	(10,569)	(4,941)
Net income attributable to ZJK Industrial Co., Ltd.’s shareholders	5,851,082	5,245,342

Other comprehensive (loss)/income
Foreign currency translation adjustment attributable to parent company	559,787	1,309,345
Foreign currency translation adjustment attributable to non-controlling interests	717	(876)
Total comprehensive income	6,411,586	6,553,811
Comprehensive income/(loss) attributable to non-controlling interests	(9,852)	(5,817)
Comprehensive income attributable to ZJK Industrial Co., Ltd.’s shareholders	6,401,734	6,547,994

Earnings per share*
Basic	0.10	0.08
Diluted	0.10	0.08

Weighted average shares used in calculating earnings per share*
Basic	61,490,641	64,283,575
Diluted	61,510,641	64,283,575

 * The shares and per share information are presented on a retroactive basis to reflect the reorganization completed on March 28, 2023 and the two share splits that occurred on June 19, 2023 and June 6, 2024, respectively (Note 1).

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

ZJK Industrial Co., Ltd.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(In U.S. dollars, except for the number of shares data)

	Ordinary Shares		Class A Ordinary Shares		Class B Ordinary Shares		Additional paid-in capital	Statutory surplus reserves	Retained earnings	Accumulated other comprehensive (loss) income	Total ZJK Industrial Co., Ltd shareholders’ equity	Non-controlling interests	Total shareholders’ equity
	Share *	Amount	Share **	Amount	Share **	Amount	capital	reserves	earnings	(loss) income	equity	interests	equity
	Numbers	$US	Numbers	$US	Numbers	$US	$US	$US	$US	$US	$US	$US	$US
Balance as of December 31, 2024	61,381,249	1,023	—	—	—	—	7,060,050	2,658,112	21,951,873	(1,635,291)	30,035,767	31,108	30,066,875
Net income/(loss)	—	—	—	—	—	—	—	—	5,851,082	—	5,851,082	(10,569)	5,840,513
Share-based compensation -non-employee	1,800,000	30	—	—	—	—	676,595	—	—	—	676,625	—	676,625
Currency translation adjustment	—	—	—	—	—	—	—	—	—	559,787	559,787	717	560,504
Balance as of June 30, 2025 (Unaudited)	63,181,249	1,053	—	—	—	—	7,736,645	2,658,112	27,802,955	(1,075,504)	37,123,261	21,256	37,144,517

Balance as of December 31, 2025	63,822,249	1,063	—	—	—	—	8,977,814	2,662,115	32,132,905	(304,868)	43,469,029	125,199	43,594,228
Share-based compensation -non-employee	500,000	8	—	—	—	—	1,165,885	—	—	—	1,165,893	—	1,165,893
Redesignation of Class A and Class B	(64,322,249)	(1,071)	55,322,249	921	9,000,000	150	—	—	—	—	—	—	—
Net income/(loss)	—	—	—	—	—	—	—	—	5,245,342	—	5,245,342	(4,941)	5,240,401
Share-based compensation -employee	—	—	—	—	—	—	229,283	—	—	—	229,283	—	229,283
Capital injection from a non-controlling shareholder of a subsidiary	—	—	—	—	—	—	—	—	—	—	—	116,171	116,171
Currency translation adjustment	—	—	—	—	—	—	—	—	—	1,309,345	1,309,345	(876)	1,308,469
Balance as of June 30, 2026 (Unaudited)	—	—	55,322,249	921	9,000,000	150	10,372,982	2,662,115	37,378,247	1,004,477	51,418,892	235,553	51,654,445

 * The shares and per share information are presented on a retroactive basis to reflect the reorganization completed on March 28, 2023 and the two share splits that occurred on June 19, 2023 and June 6, 2024, respectively (Note 1).

** The redesignation of ordinary shares into Class A ordinary shares and Class B ordinary shares is effective on March 17, 2026 (Note 1).

 The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

ZJK Industrial Co., Ltd.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In U.S. dollars, except for the number of shares data)

	For the six months ended June 30,
	2025	2026
	(Unaudited)
Cash flows from operating activities:
Net income	5,840,513	5,240,401
Adjustments to reconcile net income to net cash provided by operating activities:
Reversal for credit loss	(64)	—
Depreciation of property, plant and equipment	333,037	725,762
Amortization of intangible assets	11,769	20,345
Amortization of operating lease right-of-use assets	213,488	369,495
Amortization of finance lease right-of-use assets	38,495	—
Provision for inventories	552,180	438,681
Share of profits from equity method investment	(1,431,032)	(1,475,335)
Provisions/(Benefits) for deferred income tax	131,411	(419,145)
Share-based compensation	676,625	1,395,176
Loss on operating lease early termination	—	853
Changes in operating assets and liabilities:
Accounts receivable	(1,601,880)	329,975
Accounts receivable-due from a related party	1,254,624	2,729,418
Inventories	(2,620,454)	(2,541,263)
Prepaid expenses and other current assets	(274,981)	(1,672,525)
Other receivables-due from related parties	(355,145)	582,305
Accounts payable	(3,037,042)	(2,981,256)
Notes payable	754,083	(22,700)
Income tax payable	1,150,797	474,839
Accrued expenses and other current liabilities	681,688	66,547
Other payables-due to related parties	380,049	322,050
Operating lease liabilities	(217,245)	(389,396)
Net cash provided by operating activities	2,480,916	3,194,227

Cash flows from investing activities:
Purchase of property, plant and equipment	(873,418)	(1,305,650)
Purchase of intangible assets	(28,410)	(63,792)
Net proceeds from short-term investment	288,453	101,372
Purchase of construction in progress	(483,781)	(41,464)
Dividends received from long-term equity investment	1,354,377	1,742,712
Loans to related parties	(310,510)	—
Collection of loans to related parties	179,036	12,449
Net cash provided by investing activities	125,747	445,627

Cash flows from financing activities:
Proceeds from short-term bank borrowings	1,382,017	—
Repayments of short-term bank borrowings	(1,317,062)	—
Contribution from non-controlling shareholders	—	116,171
Net cash provided by financing activities	64,955	116,171

Effect of exchange rate changes	211,903	884,072

Net change in cash, cash equivalents and restricted cash	2,883,521	4,640,097

Cash, cash equivalents and restricted cash at the beginning of period	13,052,455	16,388,000
Cash, cash equivalents and restricted cash at the end of period	15,935,976	21,028,097

The following table provides a reconciliation of cash and cash equivalents and restricted cash reported within the unaudited Condensed Consolidated Balance Sheets that sum to the total of the same amounts shown in the unaudited Condensed Consolidated Statements of Cash Flows:
Cash and cash equivalents	14,450,968	16,543,610
Restricted cash	1,485,008	4,484,487
Total cash and cash equivalents and restricted cash shown in the unaudited Condensed Consolidated Statements of Cash Flows	15,935,976	21,028,097

Supplemental disclosure of cash flow information:
Income tax paid	781,335	1,839,031
Interest expenses paid	6,064	—

Supplemental disclosures of non-cash activities:
Obtaining operating right-of-use assets in exchange for operating lease liabilities	—	21,361
Acquiring property, plant and equipment transferred from construction in progress	284,456	155,923
Acquiring property, plant and equipment in exchange for accounts payable	719,921	117,459

 The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

ZJK INDUSTRIAL CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in U.S. dollars, except for the number of shares data, unless otherwise stated).

1. ORGANIZATION

ZJK Industrial Co., Ltd. (“Zhongjinke”) and its consolidated subsidiaries (collectively referred to as the “Company”) are in the business of manufacturing and sale of hardware products. The Company mainly sells its hardware products to customers in People’s Republic of China (“PRC”) and aspires to sell to customers globally including the US market.

Zhongjinke is a holding company incorporated in the Cayman Islands on May 11, 2022, under the Cayman Islands Act as an exempted company with limited liability. Zhongjinke has no substantive operations other than conducting its business through its operating entities in PRC and Vietnam.

(a)	Business Reorganization

In anticipation of an IPO of its equity securities, Zhongjinke undertook a series of reorganization which was completed on March 28, 2023. The reorganization involved the incorporation of Zhongjinke, ZJK Enterprises Group (BVI) Company Limited (“Zhongjinke BVI”), ZJK Industrial Group HongKong Limited (“Zhongjinke HK”) in May 2022, and execution of Share Exchange Agreement among Zhongke Chuangwei (Shenzhen) International Holdings Limited (“Zhongjinke WFOE”). On June 13, 2022, Zhongjinke BVI established Zhongjinke HK which was incorporated in Hong Kong with a registered capital of HKD1 and wholly owned by Zhongjinke BVI. On January 6, 2023, Zhongjinke HK acquired Galaxy Exploration Investment Holding Limited (“Galaxy Investment”) by the consideration of 1,500,000 ordinary shares of ZJK Industrial Co., Ltd., through which, Galaxy Investment is wholly owned by Zhongjinke HK and Zhongjinke BVI.

Shenzhen Zhongjinke Hardware Products Co., Ltd (“Zhongjinke Shenzhen”) and Galaxy Investment signed a “Share Exchange Agreement” in March 2023 whereby Zhongjinke WFOE took control of Zhongjinke Shenzhen and its subsidiaries by exchanging 99.225% of the outstanding shares of Zhongjinke Shenzhen with ordinary shares of Zhongjinke WFOE, remaining 0.775% of the outstanding shares of Zhongjinke Shenzhen are held by Galaxy Investment.

As of March 28, 2023, the date of the completion of reorganization, the Company was authorized to issue 500,000,000 Ordinary Shares with a par value of $0.0001 each, and there was 10,000,000 Ordinary Shares issued and outstanding.

Due to the fact that Zhongjinke and its subsidiaries were effectively controlled by the same group of shareholders immediately before and after the reorganization completed in March 2023, as described above, the reorganization was accounted for as a recapitalization. As a result, the Company’s unaudited condensed consolidated financial statements have been prepared as if the current corporate structure has been in existence throughout the periods presented.

As of the issuance date of this financial report, the details of subsidiaries are as follows. All subsidiaries are owned by Zhongjinke through equity investment. We do not have a variable interest entity structure.

Entity name	Registered Location	Percentage of direct ownership	Date of incorporation	Principal activities
Zhongjinke BVI	BVI	100% owned by the Zhongjinke	May 24, 2022	Investment holdings
Zhongjinke HK	Hong Kong	100% owned by Zhongjinke BVI	June 13, 2022	Investment holdings
Zhongjinke WFOE	Shenzhen	100% owned by Zhongjinke HK	December 19, 2022	Investment holdings
Galaxy Investment	BVI	100% owned by Zhongjinke HK	March 16, 2022	Investment holdings
Zhongjinke Shenzhen	Shenzhen	99.225% owned by Zhongjinke WFOE and 0.775% owned by Galaxy Investment	July 18, 2011	Manufacturing and selling hardware products
Zhongke Precision Components (Guangdong) Co., Ltd. (“Zhongke Components”)	Qingyuan	100% owned by Zhongjinke Shenzhen	April 16, 2021	Manufacturing and selling hardware products
Nanjing Zhongjinke Hardware Products Co., Ltd (“Zhongjinke Nanjing”)	Nanjing	51% by Zhongjinke Shenzhen	May 3, 2016	Selling hardware products
ZIK Precision HK Limited (“ZJK Precision HK”)	Hong Kong	100% owned by Zhongjinke Shenzhen	July 27, 2023	Manufacturing and selling hardware products
ZJK Vietnam Precision Components Company Limited (“ZJK Precision Vietnam”)	Vietnam	93% owned by ZJK Precision HK	April 26, 2024	Manufacturing and selling hardware products
Shenzhen Zhongte Fluid Technology Co., Ltd.	Shenzhen	60% by Zhongjinke Shenzhen	May 22, 2025	Manufacturing and selling hardware products
Intel Precision Components (Longyan) Co., Ltd. (“Intel Longyan”)	Longyan	100% owned by Zhongjinke Shenzhen	July 2, 2025	Manufacturing and selling hardware products
Zhongjinke Precision Parts (Sichuan) Co., Ltd. (“Zhongjinke Sichuan”)	Meishan	100% owned by Zhongjinke Shenzhen	August 1, 2025	Manufacturing and selling hardware products

(b)	Shares splits

On June 19, 2023, the Company subdivided the authorized and issued share capital of the Company on a 1:2 basis such that the authorized share capital of the Company was amended from US$50,000 divided into 500,000,000 Ordinary Shares of a par value of US$0.0001 each, to US$50,000 divided into 1,000,000,000 Ordinary Shares of a par value of US$0.00005 each.

On June 6, 2024, the Company subdivided the authorized and issued share capital of the Company on a 1:3 basis such that the authorized share capital of the Company was amended from US$50,000 divided into 1,000,000,000 Ordinary Shares of a par value of US$0.00005 each, to US$50,000 divided into 3,000,000,000 Ordinary Shares of a par value of US$0.000016666667 each.

(c)	Reclassification of ordinary shares and share exchange

On March 6, 2026, the shareholders of the Company approved at the 2025 Extraordinary General Meeting, the redesignation of authorized share capital from one class of ordinary shares to two classes of ordinary shares (the “Reclassification”). Upon the Reclassification, all 64,322,249 issued and outstanding ordinary shares were re-designated and re-classified as follows: (i) 9,000,000 shares held by 5 shareholders were re-designated and re-classified as Class B ordinary shares on a one-for-one basis, and (ii) the remaining 55,322,249 issued shares, including the 500,000 shares issued in January 2026 (Note 20), were re-designated and re-classified as Class A ordinary shares. In addition, all 2,935,677,751 authorized but unissued ordinary shares were re-designated and re-classified as Class A ordinary shares.

As a result of share capital reorganization, the Company’s authorized share capital consists of US$50,000 divided into 2,991,000,000 Class A ordinary shares and 9,000,000 Class B ordinary shares, each with a par value of US$0.000016666667. As of June 30, 2026, total Class A ordinary shares issued and outstanding were 55,322,249 shares, and total Class B ordinary shares issued and outstanding 9,000,000.

The rights attached to the new share classes are materially identical to those previous ordinary shares save that: (i) holders of Class B ordinary shares are entitled to thirty (30) votes per share on all matters decided by poll at any general meeting, and (ii) Class B ordinary shares are convertible into Class A ordinary shares at the option of the holder thereof on a one-for-one basis.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of Presentation

The unaudited condensed consolidated financial statements have been prepared in accordance with the rules and regulations of the Security and Exchange Commission and accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial reporting. Certain information and footnote disclosures normally included in financial statements prepared in conformity with U.S. GAAP have been condensed or omitted pursuant to such rules and regulations. Accordingly, these statements should be read in conjunction with the Company’s audited consolidated financial statements for the years ended December 31, 2024 and 2025.

In the opinion of the management, the accompanying unaudited condensed consolidated financial statements reflect all normal recurring adjustments, which are necessary for a fair presentation of financial results for the interim periods presented. The Company believes that the disclosures are adequate to make the information presented not misleading. The accompanying unaudited condensed consolidated financial statements have been prepared using the same accounting policies as used in the preparation of the Company’s consolidated financial statements for the year ended December 31, 2025. The results of operations for the six months ended June 30, 2026 are not necessarily indicative of the results for the full year.

(b)	Principles of consolidation

The unaudited condensed consolidated financial statements include the financial statements of the Company and its subsidiaries. All significant intercompany transactions and balances have been eliminated upon consolidation.

(c)	Use of estimates

The preparation of the unaudited condensed consolidated financial statements in conformity with US GAAP requires management of the Company to make certain estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the unaudited condensed consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. The Company’s management based on their estimates on historical experience and various other factors believed to be reasonable under the circumstances, the results of which form the basis for making judgements about the carrying value of assets and liabilities that are not readily apparent from other sources.

Significant accounting estimates reflected in the Company’s unaudited condensed consolidated financial statements include, but not limited to revenue recognition, provision for credit losses, inventory write-off and reserve, the useful lives and impairment of long-lived assets and valuation allowance for deferred tax assets. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates.

(d)	Foreign currency translations and transactions

The Company’s reporting currency is the United States dollar (“US$”). The functional currency of Zhongjinke, Zhongjinke BVI, Zhongjinke HK, and ZJK Precision HK is US$, the functional currency of its PRC subsidiaries is the Renminbi (“RMB”) and the functional currency of ZJK Precision Vietnam is the Vietnamese Dong (“VND”).

The Company’s financial statements are reported using US$. The unaudited condensed consolidated statements of income and comprehensive income and the unaudited condensed consolidated statements of cash flows denominated in foreign currencies are translated at the average rate of exchange during the reporting period. Assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange in effect at that date. The equity denominated in the functional currency is translated at the historical rate of exchange at the time of capital contribution. Because cash flows are translated based on the average translation rate, amounts related to assets and liabilities reported on the consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component of accumulated other comprehensive income (loss) included in unaudited condensed consolidated statements of changes in equity.

Translation of amounts from RMB and VND into US$ has been made at the following exchange rates:

June 30, 2026
	Period-end spot rate	Average rate
US$ against RMB	US$1=RMB6.7851	US$1=RMB6.8624
US$ against VND	US$1=VND26312.3278	US$1=VND26254.3067

December 31, 2025
	Year-end spot rate	Average rate
US$ against RMB	US$1=RMB6.9931	US$1=RMB7.1708
US$ against VND	US$1=VND26300.0000	US$1=VND26021.0833

June 30, 2025
	Period-end spot rate	Average rate
US$ against RMB	US$1=RMB7.1636	US$1=RMB7.2358
US$ against VND	US$1=VND26120.5000	US$1=VND25717.0000

(e)	Concentration of credit risk

Financial instruments that potentially expose the Company to the concentration of credit risk consist primarily of cash and cash equivalents, restricted cash, accounts receivable, and other receivables. As of December 31, 2025 and June 30, 2026, the Company places its cash and cash equivalents and restricted cash with major financial institutions located in the PRC and overseas, which management considers to be of high credit quality. To manage credit risks with respect to accounts receivable and other receivables, the Company performs ongoing credit evaluations of customers’ and suppliers’ financial condition. There is no significant credit risk for the six months ended June 30, 2025 and 2026.

(f)	Concentration of customers and suppliers

The customers whose revenues individually represented greater than 10% of the total revenues of the Company for the six months ended June 30, 2025 and 2026 were as follows:

	For the six months ended June 30,
	2025	2026
	(Unaudited)
Percentage of the Company’s total revenue
Customer A	39%	28%
Customer C	17%	*
Customer D	12%	19%

* represents percentage less than 10%.

Accounts receivable due from those customers were as follows:

	As of
	December 31, 2025	June 30, 2026
		(Unaudited)
Percentage of the Company’s accounts receivables
Customer B	23%	*
Customer C	22%	15%
Customer D	19%	25%
Customer E	13%	12%

* represents percentage less than 10%.

The suppliers whose purchase individually represented greater than 10% of the total cost of revenue of the Company for the six months ended June 30, 2025 and 2026 were as follows:

	For the six months ended June 30,
	2025	2026
	(Unaudited)
Percentage of the Company’s total purchase
Supplier A	13%	*

* represents percentage less than 10%.

Accounts payable due to those suppliers were as follows:

	As of
	December 31, 2025	June 30, 2026
		(Unaudited)
Percentage of the Company’s accounts payables
Supplier A	13%	10%
Supplier B	*	14%
Supplier C	*	10%

* represents percentage less than 10%

(g)	Fair value measurement and financial instruments

The Company applies a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Under this hierarchy, there are three levels of inputs that may be used to measure fair value:

●	Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.
●	Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical asset or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.
●	Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

Determining which category an asset or liability falls within the hierarchy requires significant judgment.

The carrying amounts of financial instruments, which consist of cash and cash equivalents, restricted cash, accounts receivable, net, accounts receivable-due from a related party, other receivables-due from related parties, accounts payable, notes payable, short-term bank borrowings and other liabilities approximate their fair values due to the short-term nature of these instruments.

(h)	Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, cash in bank and short term, highly liquid investments which are unrestricted as to withdrawal and use, and which have maturities of three months or less when purchased and are readily convertible to known amount of cash.

(i)	Restricted cash

Restricted cash are security deposits held in banks for issuance of notes payable for the purchase of materials. Restricted cash is classified as current since all restrictions are within twelve months.

(j)	Short-term investments

Short-term investments consist of corporate fixed deposit with maturity of six months and fixed deposits pledged as security deposit for notes payable with term of six months.

(k)	Accounts receivable, net

Accounts receivable, net is recognized and carried at original invoiced amount net of provision of credit losses. On January 1, 2023, the Company adopted FASB ASC Topic 326 –” Financial Instruments - Credit losses” (“ASC Topic 326”) which replaces the incurred loss methodology with the current expected credit loss (“CECL”) methodology. The Company adopted ASC Topic 326 using the modified retrospective approach for all in-scope assets. The adoption of ASC Topic 326 on the Company’s unaudited condensed consolidated financial statements was immaterial.

The Company has developed a CECL model based on historical experience, the age of the accounts receivable balances, credit quality of its customers, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect its ability to collect from customers. The Company considers historical collection rates, current financial status, macroeconomic factors, and other industry-specific factors when evaluating for current expected credit losses.

(l)	Inventories, net

Inventories are stated at the lower of cost or realizable value. Cost is principally determined on the weighted average basis.

The Company periodically performs an analysis of inventory to determine obsolete or slow-moving inventory and determine if its cost exceeds the estimated market value. Write-off of potentially obsolete or slow-moving inventory are recorded based on management’s analysis of inventory levels.

(m)	Property, plant and equipment, net

Property, plant and equipment are stated at cost including the cost of improvements. Maintenance and repairs are charged to expense as incurred. Depreciation and amortization are provided on the straight-line method based on the estimated useful lives and residual value of the assets as follows:

Schedule of Property, plant and equipment, net
Category	Useful lives	Estimated residual value
Buildings	20 years	5%
Machinery and equipment	10 years	10%
Motor Vehicles	5 years	10%
Furniture and fixtures	5 years	5%
Electronic office equipment	3 years	5%
Leasehold improvements	1.5 to 10 years	0%

Major improvements are capitalized and depreciated. Construction in progress represents property, plant and equipment under construction or being installed. Costs include original cost, installation, construction and other direct costs. Interest expenses directly related to construction in progress would be capitalized. Construction in progress is transferred to the appropriate fixed asset account and depreciation commences when the asset has been substantially completed and placed in service.

(n)	Long-term investment

The investments for which the Company has the ability to exercise significant influence are accounted for under the equity method. Under the equity method, the Company initially records its investment at cost. The difference between the cost of the equity investment and the amount of the underlying equity in the net assets of the equity investee is recognized as equity method goodwill or as an intangible asset as appropriate, which is included in the equity method investment on the condensed consolidated balance sheets. The Company subsequently adjusts the carrying amount of the investment to recognize the Company’s proportionate share of each equity investee’s net income or loss into unaudited condensed consolidated statements of income and comprehensive income after the date of acquisition.

The Company assess whether an investment is impaired based on performance and financial position of the investee as well as other evidence of market value at each reporting date. Such assessment includes, but is not limited to, reviewing the investee’s cash position, recent financing, as well as the financial and business performance. The Company recognizes an impairment loss equal to the difference between the carrying value and fair value in the unaudited condensed consolidated statements of income and comprehensive income if any.

No impairment of long-term investments was recognized for the six months ended June 30, 2025 and 2026.

(o)	Impairment of long-lived assets

Long-lived assets are included in impairment evaluations when events and circumstances exist that indicate the carrying value of these assets may not be recoverable. In accordance with ASC No. 360, “Property, Plant and Equipment” and “Real estate properties for lease”, the Company assesses the recoverability of the carrying value of long-lived assets by first grouping its long-lived assets with other assets and liabilities at the lowest level for which identifiable cash flows largely independent of the cash flows of other assets and liabilities (the asset group) and, secondly, estimating the undiscounted future cash flows that are directly associated with and expected to arise from the use of and eventual disposition of such asset group. The Company estimates the undiscounted cash flows over the remaining useful life of the primary asset within the asset group. If the carrying value of the asset group exceeds the estimated undiscounted cash flows, the Company records an impairment charge to the extent the carrying value of the long-lived asset exceeds its fair value. The Company determines fair value through quoted market prices in active markets or, if quotations of market prices are unavailable, through the performance of internal analysis using a discounted cash flow methodology. The undiscounted and discounted cash flow analyses based on a number of estimates and assumptions, including the expected period over which the asset will be utilized, projected future operating results of the asset group, discount rate and long-term growth rate. No impairment of long-lived assets was recognized for the six months ended June 30, 2025 and 2026.

(p)	Notes payable

Notes payable represented the amount of bank acceptance notes the Company’s suppliers received from the Company for its purchases of raw materials. These notes were issued by financial institutions, typically by banks, that entitle the Company’s suppliers to receive the face value of notes from the bank or financial institution at maturity. Notes payable are interest-free and have a term of within one year from the date of issuance. Notes payable are recognized at cost, net transaction costs.

(q)	Leases

Lessee

The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants. Effective from January 1, 2020, the Company adopted Accounting Standards Update (“ASU”) 2016-02, Lease (FASB ASC Topic 842) using a modified retrospective transition method which allowed the Company not to recast comparative periods presented in its unaudited condensed consolidated financial statements.

At inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is or contains a lease if it conveys the right to control the use of an identified asset for a period of time in exchange of a consideration. To assess whether a contract is or contains a lease, the Company assess whether the contract involves the use of an identified asset, whether it has the right to obtain substantially all the economic benefits from the use of the asset and whether it has the right to control the use of the asset.

Financing lease and operating lease as Lessee

The Company classifies a lease as a financing lease at lease commencement when the lease meets any one of the criteria:

a. The lease transfers ownership of the underlying asset to the lessee by the end of the lease term.

b. The lease grants the lessee an option to purchase the underlying asset that the lessee is reasonably certain to exercise.

c. The lease term is for a major part of the remaining economic life of the underlying asset.

d. The present value of the sum of the lease payments and any residual value guaranteed by the lessee that is not already reflected in the lease payments equals or exceeds substantially all of the fair value of the underlying asset.

e. The underlying asset is of such a specialized nature that it is expected to have no alternative use to the Company at the end of the lease term.

When none of the criteria are met, the Company classifies a lease as an operating lease.

Lease terms are based on the non-cancellable term of the lease and may contain options to extend the lease when it is reasonably certain that the Company will exercise the option. Lease liabilities represent the present value of the lease payments not yet paid, discounted using the incremental borrowing rate for the lease at lease commencement.

The Company estimates its incremental borrowing rate for its leases at the commencement date to determine the present value of future lease payments when the implicit rate is not readily determinable in the lease. In estimating its incremental borrowing rate, the Company considers its credit rating and publicly available data of borrowing rates for loans of similar amount, currency and term as the lease.

Operating leases are presented as “operating right-of-use assets” and “operating lease liabilities”. Lease liabilities that become due within one year of the balance sheet date are classified as current liabilities. At lease commencement, right-of-use assets represent the right to use underlying assets for their respective lease terms and are recognized at amounts equal to the lease liabilities adjusted for any lease payments made prior to the lease commencement date, less any lease incentives received and any initial direct costs incurred by the Company.

After lease commencement, operating lease liabilities are measured at the present value of the remaining lease payments using the discount rate determined at lease commencement. Right-of-use assets are measured at the amount of the lease liabilities and further adjusted for prepaid or accrued lease payments, the remaining balance of any lease incentives received, unamortized initial direct costs and impairment of the right-of-use assets, if any. Operating lease expense is recognized as a single cost on a straight-line basis over the lease term.

Financing leases are presented as “finance lease right-of-use assets” and “finance lease liabilities” on the combined balance sheets. Lease liabilities that become due within one year of the balance sheet date are classified as current liabilities. Financing lease right-of-use assets are amortized on a straight-line basis from the lease commencement date. After initial measurement, the carrying value of financing lease liabilities are increased to reflect interest at a constant rate and reduced to reflect any lease payments made during the period.

Leases that have a term of 12 months or less at the commencement date (“short-term leases”) are not included in right-of-use assets and operating lease liabilities. Lease expense for the short-term leases is recognized on a straight-line basis over the lease term.

Operating leases as Lessor

For operating leases, the Company recognized rental income over the non-cancellable lease term on a straight-line basis and is included in revenue in the statement of profit and loss due to its operating nature. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognized over the lease term on the same basis on the rental income. The Company did not have any sales-type or direct financing leases for the six months ended June 30, 2025 and 2026.

The Company reviews the impairment of its right-of-use assets and finance lease right-of-use assets consistent with the approach applied for its other long-lived assets. The Company reviews the recoverability of its long-lived assets when events or changes in circumstances occur that indicate that the carrying value of the asset may not be recoverable. The assessment of possible impairment is based on its ability to recover the carrying value of the asset from the expected undiscounted future pre-tax cash flows of the related operations. For operating leases, the Company has elected to include the carrying amount of operating lease liabilities in any tested asset and include the associated operating lease payments in the undiscounted future pre-tax cash flows.

Lessor

Head-lease

In September 2024, the Company entered into an agreement with a third-party as a lessor to lease certain floors of one of the Company’s buildings located in Qingyuan to the lessee. The Company accounted for these leases in accordance with ASC 842 and assessed them to be operating leases. The lease income is recognized over the leased terms on a straight-line basis and included in other income. The building is included in property, plant and equipment as it is owned by the Company and the Company is actively using other portions of the property.

Sublease

In April 2024, the Company entered into an agreement with a related party, PSM-ZJK, as an intermediate lessor to sublease certain portions of operating-leased warehouse facilities. The Company is actively using other portions of the operating right-of-use assets.

In September 2025, the Company entered into an agreement with a third party as an intermediate lessor to sublease certain portions of operating-leased warehouse facilities. The Company is actively using other portions of the operating right-of-use assets.

The Company accounted for the sublease in accordance with ASC 842 and assessed them to be operating lease. The lease income is recognized over the leased terms on a straight-line basis and included in other income. The original head-lease right-of-use assets and lease liabilities continue to be recognized on the consolidated balance sheets.

(r)	Value-added taxes and surcharges

The Company is subject to VAT and related surcharges on revenues generated from providing services. Revenue from providing services and sales of products is generally subject to VAT at applicable tax rates, and subsequently paid to PRC tax authorities after netting input VAT on purchases. The excess of output VAT over input VAT is reflected tax payable. The Company reports revenue net of PRC’s VAT for all the periods presented in the Unaudited Condensed Consolidated Statements of Income and Comprehensive Income. The Company was subject to the PRC’s VAT rate of 13% for selling products and 9% for rental income for the six months ended June 30, 2025 and 2026.

(s)	Related parties

Parties are considered to be related to the Company if the parties, directly or indirectly, through one or more intermediaries, control, are controlled by, or are under common control with the Company. Related party also include principal owners of the Company, its managements, members of the immediate families of principal owners of the Company and its management and other parties with which the Company may deal with if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests. The Company discloses all significant related party transactions.

(t)	Revenue recognition

Product sales

Effective with the adoption of Accounting Standards Update (“ASU”) 2014-09, “Revenue from Contracts with Customers (Topic 606),” and the associated ASUs (collectively, “Topic 606”) on January 1, 2020, the Company recognizes revenue when its customer obtains control of promised goods in an amount that reflects the consideration which the Company expects to receive in exchange for those goods. To determine revenue recognition for the arrangements that the Company determines are within the scope of Topic 606, the Company performs the following five steps:

(1) identify the contract(s) with a customer,

(2) identify the performance obligations in the contract,

(3) determine the transaction price,

(4) allocate the transaction price to the performance obligations in the contract and

(5) recognize revenue when (or as) the entity satisfies a performance obligation.

Product revenue recognition

The Company’s revenue from contracts with customers is derived from product revenue principally from the sales of metal stamping and mechanical original equipment manufacturer (“OEM”) and electric OEM products directly to other consumer electronics product manufacturers. The Company sells goods to the customer under sales contracts or by purchase orders. The Company has determined there to be one performance obligation for each of the sales contracts. The performance obligations are considered to be fulfilled and revenue is recognized at a point in time when the customer obtains control of the goods. The Company has three major goods delivery channels, including:

(1)	Delivering goods to customers’ predetermined location, the Company has satisfied the contracts’ performance obligations when the goods have been delivered and relevant shipping documents have been collected by the Company;

(2)	Picking up goods by customers in the Company’s warehouse, the Company has satisfied the contracts’ performance obligations when the goods have been picked up and the acceptance document has been signed by the customers; and

(3)	Picking up goods by customers in the Vendor Managed Inventory (“VMI”) warehouse, the Company satisfied the contracts’ performance obligations when the goods have been picked up and the Company confirmed the amounts used by customers with clean reply received.

For products picked up by customers in the VMI warehouse, the Company is primarily responsible for the contract as it has the supplier discretion when executing orders and it is the only party that has a contractual relationship with customers. The Company establishes and obtains substantially all of the benefits from transactions, i.e. considerations paid by customers. Therefore, the Company concludes that it obtains control the of the products pursuant to ASC 606-10-55-37A(a). The Company considers itself to be the principal in the transactions on the basis that it is primary responsible to fulfill the promise and has the price discretion, pursuant to ASC 606-10-55-39.

The transaction price is generally in the form of a fixed price which is agreed with the customer at contract inception. Revenue is recorded net of sales return, surcharges and value-added tax of gross sales. The contract price is fully allocated to the single performance obligation.

The Company’s payment terms are all within 180 days and its sales arrangements do not have any material financing components.

A contract asset is recorded when the Company has transferred products or services to the customer before payment is received or is due, and the Company’s right to consideration is conditional on future performance in the contract. The Company did not recognize any contract asset as of December 31, 2025 and June 30, 2026. The timing between the recognition of revenue and receipt of payment is not significant. A contract liability exists when the Company has received consideration but has not transferred the related goods or services to the customer. The Company recognized nil and US$150,426   contract liabilities as of December 31, 2025 and June 30, 2026, respectively, which were included in accrued expenses and other current liabilities on the consolidated balance sheets.

Return Rights & Warranty

Regardless of delivery channels, the Company generally provides warranty period of one year and customers are required to perform product quality check upon acceptance of delivery. The warranty covers only production defects, and offers to replace the defective products with new products during warranty period. Customers do not have the option to purchase the warranty separately, nor the warrant provides a service in addition to assurance. Accordingly, warranty costs are treated as a cost of fulfillment subject to accrual, rather than a performance obligation. As of December 31, 2025   and June 30, 2026, the Company accrue refund liability of US$182,323 and US$187,912 related to the return rights for product quality issues on the consolidated balance sheets.

Principal vs agent accounting

The Company records all product revenue on a gross basis as the Company acts as the principal. To determine whether the Company is an agent or principal in the sales of products, the Company considers the following indicators: the Company is primarily responsible for fulfilling the promise to provide the specified goods or services, is subject to inventory risks before the specified goods have been transferred to a customer or after transfer of control to the customers, and has discretion in establishing the price of the specified goods.

(u)	Cost of sales

Cost of sales mainly consists of raw materials, direct and indirect labor and related benefits, and manufacturing overhead that is directly attributable to the production process.

(v)	Selling and marketing expenses

Selling and marketing expenses primarily consist of (i) sales commission paid to generate sales and expand the market, (ii) salaries and benefits for sales and marketing personnel, and (iii) freight for selling activities.

Sales commissions are expensed when incurred and are included in selling and marketing expenses. Sales commission expenses were US$2,770,418 and US$3,085,361 for the six months ended June 30, 2025 and 2026, respectively.

Freight costs are not considered a separate performance obligation within revenue recognition, while freight costs are expensed when incurred and are included in selling and marketing expenses. Freight costs were US$382,902 and US$558,081 for the six months ended June 30, 2025 and 2026, respectively.

(w)	General and administrative expenses

General and administrative expenses primarily consist of (i) professional service fees, (ii) salaries and benefits for administrative personnel, and (iii) office expenses.

(x)	Research and development costs

Research and development expenses primarily include (i) salaries and benefits for research and development personnel, (ii) depreciation expenses, and (iii) material consumption.

(y)	Government grants

Government grants are recognized when received and all the conditions for their receipt have been met.

Government grants are compensation for expenses or losses already incurred or for the purpose of giving immediate financial support to the Company with no future related cost are recognized in profit or loss in the period in which they become receivable.

(z)	Earnings per share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS are computed by dividing income available to ordinary shareholders of the Company by the weighted average ordinary shares outstanding during the period. Diluted EPS takes into account the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised and converted into ordinary shares. For the calculation of diluted earnings per share, net income attributable to ordinary shareholders for basic earnings per share is adjusted by the effect of dilutive securities, including share-based compensation under the treasury stock method.

The Company has two classes of ordinary share (Class A and Class B) after the Reclassification (Note 1), the rights, including the liquidation and dividend rights, of the holders of our Ordinary Shares Class A and Ordinary Shares Class B stock are identical, except with respect to voting. Accordingly, earnings per share are calculated based on the combined weighted-average number of shares of both classes outstanding.

(aa)	Comprehensive income

Comprehensive income includes net income and foreign currency translation adjustments and is presented net of tax.

The Company presents the components of net income, the components of other comprehensive income and total comprehensive income in two separate but consecutive statements.

(ab)	Income taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are determined based on the temporary difference between the financial reporting and tax bases of assets and liabilities, and net operating loss and tax credit carryforwards using enacted tax rates that will be in effect for the period in which the differences are expected to reverse. The Company records a valuation allowance against the amount of deferred tax assets that it determines is not more likely than not of being realized. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Company records interest related to unrecognized tax benefits and penalties, if any, within income tax expenses.

There was no uncertain tax positions for the six months ended June 30, 2025 and 2026.

(ac)	Segment reporting

FASB 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information of the Company’s business segments, geographical areas, segments and major customers. The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. The chief operating decision maker (“CODM”) is the Company’s president and Chief Executive Officer (“CEO”), relies upon the consolidated results of operations as a whole when making decisions about allocating resources and assessing the performance of the Company. As a result of the assessment made by CODM, the Company has only one reportable segment.

(ad)	Commitments and contingencies

In the normal course of business, the Company is subject to commitments and contingencies, including operating and financing lease commitments and legal proceedings. The Company recognizes a liability for such contingency if it determines it is probable that a loss has occurred and a reasonable estimate of the loss can be made. The Company may consider many factors in making these assessments on liability for contingencies, including historical and the specific facts and circumstances of each matter.

(ae)	Non-controlling interest

Non-controlling interests represent the interest of non-controlling shareholders in the subsidiaries based on their proportionate interests in the equity of that company adjusted for its proportionate share of income or losses from operations. Non-controlling interests have been reported as a component of equity in the unaudited condensed consolidated balance sheets and unaudited condensed consolidated statements of changes of equity and comprehensive income for all periods presented.

(af)	Share-based Compensation

The Company applies ASC 718, Compensation—Stock Compensation (“ASC 718”), to account for all of its share-based payments, including awards granted to employees and nonemployees. In accordance with ASC 718, the Company determines whether an award should be classified and accounted for as a liability award or equity award. All the Company’s grants of share-based awards were classified as equity awards and are recognized based on their grant date fair values.

For service-based awards, expense is recognized over the respective service periods. For performance-based awards, expense is recognized only when achievement of the performance targets is considered probable. Share-based compensation expense is included in selling and marketing and general and administrative expenses. Forfeitures of equity awards are recognized as incurred.

(ag)	Recent accounting pronouncements

Recently adopted accounting pronouncements

In July 2025, the FASB issued ASU 2025-05, Financial Instruments—Credit Losses—Measurement of Credit Losses for Accounts Receivable and Contract Assets. The ASU provides (1) all entities with a practical expedient and (2) entities other than public business entities with an accounting policy election when estimating expected credit losses for current accounts receivable and current contract assets arising from transactions accounted for under Topic 606. For practical expedient, in developing reasonable and supportable forecasts as part of estimating expected credit losses, all entities may elect a practical expedient that assumes that current conditions as of the balance sheet date do not change for the remaining life of the asset. For accounting policy election, an entity other than a public business entity that elects the practical expedient is permitted to make an accounting policy election to consider collection activity after the balance sheet date when estimating expected credit losses. The ASU will be effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. Early adoption is permitted in both interim and annual reporting periods in which financial statements have not yet been issued or made available for issuance. The Company adopted ASU 2025-05 on January 1, 2026, which did not have a material impact on measurement of expected credit losses for accounts receivable.

Recently issued accounting pronouncements not yet adopted

In October 2023, the FASB issued ASU 2023-06, “Disclosure Improvements: Codification Amendments in Response to the SEC’s Disclosure Update and Simplification Initiative.” This ASU incorporates certain U.S. Securities and Exchange Commission (SEC) disclosure requirements into the FASB Accounting Standards Codification. The amendments in the ASU are expected to clarify or improve disclosure and presentation requirements of a variety of Codification Topics, allow users to compare entities subject more easily to the SEC’s existing disclosures with those entities that were not previously subject to the requirements, and align the requirements in the Codification with the SEC’s regulations. For entities subject to the SEC’s existing disclosure requirements and for entities required to file or furnish financial statements with or to the SEC in preparation for the sale of or for purposes of issuing securities that are not subject to contractual restrictions on transfer, the effective date for each amendment will be the date on which the SEC removes that related disclosure from its rules. For all other entities, the amendments will be effective two years later. However, if by June 30, 2027, the SEC has not removed the related disclosure from its regulations, the amendments will be removed from the Codification and not become effective for any entity. The Company is currently evaluating the impact the adoption of ASU 2023-06 will have on its future consolidated financial statements and related disclosures.

In November 2024, the FASB issued ASU 2024-03, Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses which requires detailed disclosures in the notes to financial statements disaggregating specific expense categories and certain other disclosures to provide enhanced transparency into the nature and function of expenses. The FASB further clarified the effective date in January 2025 with the issuance of ASU 2025-01, Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date. ASU 2024-03 is effective for annual periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027, with early adoption permitted. The requirements should be applied on a prospective basis while retrospective application is permitted. The Company does not expect to adopt this guidance early and does not expect the adoption of this ASU to have a material impact on its future consolidated financial statements.

The Company does not believe other recently issued ASUs by the FASB but not yet effective accounting statements, if adopted, would have a material effect on the Company’s future consolidated balance sheets, statements of comprehensive income and statements of cash flows.

3. ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consists of following balance:

	As of
	December 31, 2025	June 30, 2026
	$US	$US
		(Unaudited)
Accounts receivables	16,111,717	15,785,944
Less: provision for credit loss	137,041	141,243
Total accounts receivable, net	15,974,676	15,644,701

As of December 31, 2025 and June 30, 2026, there was no accounts receivable pledged.

Details of the movements of provision for credit losses are as follows:

	As of
	December 31, 2025	June 30, 2026
	$US	$US
		(Unaudited)
Balance at the beginning of the period	18,431	137,041
Provision for the period	116,036	—
Write-off of credit loss	(1,152)	—
Foreign currency translation adjustment	3,726	4,202
Balance at the end of the period	137,041	141,243

4. PREPAID EXPENSES AND OTHER CURRENT ASSETS, NET

	As of
	December 31, 2025	June 30, 2026
	$US	$US
		(Unaudited)
Dividends receivable (1)	—	1,762,566
Deductible value-added tax	592,303	2,047,527
Advance to suppliers	181,890	167,616
Deposits	24,044	117,013
Prepaid expenses	113,091	241,709
Advance to staff	52,866	43,000
Total prepaid expenses and other current assets, gross	964,194	4,379,431
Less: provision for credit loss	—	—
Total prepaid expenses and other current assets, net	964,194	4,379,431

(1)	In June 2026, PSM-ZJK Fasteners (Shenzhen) Co., Ltd. (“PSM-ZJK”), in which the Company holds a 49% equity interest (see Note 6), announced a dividend distribution of US$3,485,424 to the Company, and made a payment of US$1,742,712. As of June 30, 2026, the remaining balance of dividends receivable amounted to US$1,762,566 and has been fully received in July 2026.

5. OTHER NON-CURRENT ASSETS

Other non-current assets consist of prepayments for property and equipment and rental deposits with a balance of US$347,569 and US$630,674 as of December 31, 2025 and June 30, 2026, respectively. Delivery of the equipment is expected in December 2026.

The impairment loss on prepayments is recognized within general and administrative expenses in the consolidated statements of income and comprehensive income. During the six months ended June 30, 2025 and 2026, the Company recorded no impairment loss on its prepayments.

6. LONG-TERM INVESTMENT

Long-term investment consists of the equity investment in PSM-ZJK Fasteners (Shenzhen) Co., Ltd. (“PSM-ZJK”) by the Company accounted for using the equity method. The following table sets forth the changes in the Company’s long-term investment:

Investments accounted for using the equity method
$US
Balance as of December 31, 2024	2,747,493
Income from equity method investments	3,409,385
Dividends distribution	(2,591,873)
Foreign currency translation	141,075
Balance as of December 31, 2025	3,706,080
Income from equity method investments	1,475,335
Dividends distribution	(3,485,424)
Foreign currency translation	90,712
Balance as of June 30, 2026 (Unaudited)	1,786,703

PSM-ZJK is principally engaged in trading a broad portfolio of hardware, which was originally established by BULTEN Fasteners (Wuxi) Co., Ltd. (“BULTEN Wuxi”) and Zhongjinke Shenzhen, on September 20, 2019 as a joint venture (“JV”), for the purpose of strategic cooperation between BULTEN Wuxi and Zhongjinke Shenzhen to expand business scope.

PSM-ZJK’s originally registered capital are RMB1,000,000 (equivalent to US$144,986) and up to RMB5,050,000 (equivalent to US$764,225) as of December 31, 2021, 51% of which was subscribed by BULTEN Wuxi and 49% of which was subscribed by Zhongjinke Shenzhen, separately.

On November 6, 2023, Mr. Song resigned from the board of PSM-ZJK. On December 24, 2023, a new director, Ms. Chen joined the board of PSM-ZJK. Together with the existing directors, Mr. Ding and Mr. TAN EL PAN EDDY, there were three directors on the board, of which, two are nominated by BULTEN Wuxi, one is nominated by Zhongjinke Shenzhen.

On April 28, 2022, PSM-ZJK received machinery equipment with total original investment cost of RMB2,474,500 (equivalent to US$366,495) from Zhongjinke Shenzhen for the 49% equity shares, and the cost of the acquired assets was measured based on the fair value of the consideration transferred which has been evaluated by the third-party appraisal team.

In view of above, the Company accounted for the investment under the equity method as Zhongjinke Shenzhen is able to exercise significant influence through its board representation.

During the six months ended June 30, 2025 and 2026, the Company recorded no impairment on its investment.

7. INVENTORIES, NET

Inventory balance consists of the following:

	As of
	December 31, 2025	June 30, 2026
	$US	$US
		(Unaudited)
Finished goods	10,183,112	10,048,467
Work in progress	2,867,852	5,740,313
Raw materials	911,512	714,959
Less: Inventory provision	(1,819,160)	(2,257,841)
Total	12,143,316	14,245,898

8. PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net consists of the following:

	As of
	December 31, 2025	June 30, 2026
	$US	$US
		(Unaudited)
Machinery and equipment	10,960,943	12,205,626
Buildings (1)	3,439,100	3,544,527
Furniture and fixtures	212,388	244,198
Electronic office equipment	178,069	218,565
Motor vehicles	55,940	57,655
Leasehold improvements	909,999	1,263,286
Construction in progress	131,798	22,825
Gross amount	15,888,237	17,556,682
Less: accumulated depreciation	(3,506,001)	(4,223,450)
Less: amortization of leasehold improvements	(110,361)	(235,187)
Total property and Equipment, net	12,271,875	13,098,045

(1)	In August 2024, Zhongke Components entered into an agreement with a third-party as a lessor to lease the fourth floor for two years and a half. The lease agreement will expire in February 2027.

(2)	For the six months ended June 30, 2025 and 2026, RMB2,058,270 (equivalent to US$284,456) and RMB1,070,009 (equivalent to US$155,923) of construction in progress was transferred to property, plant and equipment, respectively.

(3)	For the six months ended June 30, 2025 and 2026, the Company recorded no impairment on its property, plant and equipment. And no property, plant and equipment were pledged as of December 31, 2025 and June 30, 2026.

(4)	Depreciation expense was US$333,037 and US$725,762 for the six months ended June 30, 2025 and 2026, respectively.

9. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following:

	As of
	December 31, 2025	June 30, 2026
	$US	$US
		(Unaudited)
Accrued marketing expansion expenses (1)	2,000,725	1,927,232
Accrued payroll and social insurance	1,068,421	808,054
Taxes payable	80,132	23,388
Other accrued expenses (2)	434,179	740,904
Contract liabilities	—	150,426
Total accrued expenses and other current liabilities	3,583,457	3,650,004

(1)	Accrued marketing expansion expenses as of December 31, 2025 and June 30, 2026 primarily related to expenses incurred for expanding into markets including North America, Singapore, and Taiwan, China.

(2)	Other accrued expenses as of December 31, 2025 and June 30, 2026 mainly included accrue refund liability, payable rental fees, legal fees and expenses paid by employees on behalf of the company, such as travel expenses, payable miscellaneous expenses such as utilities and office expenses for daily operations.

10. INCOME TAXES

The Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, the Cayman Islands does not impose a withholding tax on payments of dividends to shareholders. No stamp duty is payable in respect of the issue of the shares or on an instrument of transfer in respect of a share.

Hong Kong S.A.R.

Under the current Hong Kong S.A.R. Inland Revenue Ordinance, the Company’s Hong Kong S.A.R. subsidiary is subject to Hong Kong S.A.R. profits tax at the rate of 16.5% on its taxable income generated from the operations in Hong Kong S.A.R. Payments of dividends by the Hong Kong S.A.R. subsidiary to the Company is not subject to withholding tax in Hong Kong S.A.R. A two-tiered profits tax rates regime was introduced in 2018 where the first HK$2 million of assessable profits earned by a company will be taxed at half of the current tax rate (8.25%) whilst the remaining profits will continue to be taxed at 16.5%. There is an anti-fragmentation measure where each group will have to nominate only one company in the group to benefit from the progressive rates. No provision for Hong Kong profits tax has been made in the financial statements as the subsidiary in Hong Kong had no assessable profits for the six months ended June 30, 2025 and 2026.

Vietnam

The statutory corporate income tax rate applied for subsidiaries in Vietnam is 20% of taxable income.

The PRC

The Company’s PRC subsidiaries are subject to the PRC Corporate Income Tax Law (“CIT Law”) and are taxed at the statutory income tax rate of 25%, unless otherwise specified. In March 2007, a new enterprise income tax law (the “New EIT Law”) in the PRC was enacted which became effective on January 1, 2008. The New EIT Law applies a unified 25% enterprise income tax (“EIT”) rate to both foreign invested enterprises and domestic enterprises, unless a preferential EIT rate is otherwise stipulated. On April 14, 2008, relevant governmental regulatory authorities released further qualification criteria, application procedures and assessment processes for meeting the High and New Technology Enterprise (“HNTE”) status under the New EIT Law which would entitle qualified and approved entities to a favorable EIT tax rate of 15%. In April 2009 and June 2017, the State Administration for Taxation (“SAT”) issued Circular Guoshuihan [2009] No. 203 (“Circular 203”) and SAT Announcement [2017] No. 24 (“Announcement 24”) stipulating that entities which qualified for the HNTE status should apply with in-charge tax authorities to enjoy the reduced EIT rate of 15% provided under the New EIT Law starting from the year when the new HNTE certificate becomes effective. The HNTE certificate is effective for a period of three years and can be renewed for another three years. Subsequently, an entity needs to re-apply for the HNTE status in order to be able to enjoy the preferential tax rate of 15%.

Zhongjinke Shenzhen has obtained the HNTE certificate, the latest HNTE certificate obtained on December 26, 2024 and is valid for three years. Thus, the Company is entitled to a preferential tax rate of 15% until December 2027.

If any entities fail to maintain the HNTE qualification under the New EIT Law, they will no longer qualify for the preferential tax rate of 15%, which could have a material and adverse effect on the Company’s results of operations and financial position provided that they do not qualify for any other preferential tax treatment. Historically, the abovementioned PRC subsidiaries have successfully obtained or renewed the HNTE certificates when the previous certificates had expired.

According to the Announcement on Further Implementing the Income Tax Preferential Policies for Small and Micro Enterprises (Caishui [2023] No. 06) issued by the Ministry of Finance and the State Taxation Administration on March 14, 2022, for small and low-profit enterprises with an annual taxable income exceeding RMB1,000,000 (equivalent to US$141,052) but not exceeding RMB3,000,000 (equivalent to US$414,605), a reduction of 25% will be included in the taxable income and the enterprise income tax will be paid at a 20% tax rate. The execution period of this announcement is from January 1, 2023 to December 31, 2024. On August 2, 2023, the Ministry of Finance and the State Taxation Administration announced Caishui [2023] No. 12 and extend the execution period of Caishui [2023] No. 06 from December 31, 2024 to December 31, 2027. Zhongjinke Nanjing is a small and low-profit enterprise with a taxable income of less than RMB1,000,000 for the six months ended June 30, 2025 and 2026, and enjoy a preferential income tax rate of 5% and 5%, respectively.

The CIT Law also provides that an enterprise established under the laws of a foreign country or region but whose “de facto management body” is located in the PRC be treated as a resident enterprise for the PRC tax purposes and consequently be subject to the PRC income tax at the rate of 25% for its global income. The Implementing Rules of the CIT Law define the location of the “de facto management body” as “the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting, property, etc., of a non-PRC company is located.” Based on a review of surrounding facts and circumstances, the Company does not believe that it is likely that its operations outside the PRC should be considered a resident enterprise for PRC tax purposes.

Withholding tax on undistributed dividends

The CIT law also imposes a withholding income tax of 10% on dividends distributed by a foreign investment enterprise (“FIE”) to its immediate holding company outside of Mainland China, if such immediate holding company is considered as a non-resident enterprise without any establishment or place within Mainland China or if the received dividends have no connection with the establishment or place of such immediate holding company within Mainland China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with the PRC that provides for a different withholding arrangement. The Cayman Islands, where the Company is incorporated, does not have such tax treaty with the PRC. According to the arrangement between Mainland China and Hong Kong S.A.R. on the Avoidance of Double Taxation and Prevention of Fiscal Evasion in August 2006, dividends paid by an FIE in Mainland China to its immediate holding company in Hong Kong S.A.R. will be subject to withholding tax at a rate of no more than 5% (if the foreign investor owns directly at least 25% of the shares of the FIE). The Company did not record any dividend withholding tax.

The provision for income taxes consists of the following:

	For the six months ended June 30,
	2025	2026
	$US	$US
	(Unaudited)
Provisions for current income tax	1,799,951	2,209,047
Provisions/(benefits) for deferred income tax	131,411	(419,145)
Total	1,931,362	1,789,902

Reconciliation of the differences between the statutory income tax rate of the PRC and the Group’s effective income tax rate for the six months ended June 30, 2025 and 2026:

For the six months ended June 30, 2025
$US
(Unaudited)
Income before income tax provision	7,771,875
Tax at the PRC EIT tax rates	1,942,969
HNTE tax incentive	(361,863)
Tax effect of non-deductible expenses	343,970
Tax effect of Research and development expenses deduction	(31,828)
Non-taxable investment income	—
Write-off of net operating loss carry forwards	—
Others	—
Change in valuation allowance	38,114
Income tax expense	1,931,362

In accordance with the updated requirements of ASU No. 2023-09 for the six months ended June 30, 2026, a reconciliation between the statutory rate and the Company’s effective income tax rate is as follows：

	For the six months ended June 30, 2026
	Amount	percent
	$US	%
	(Unaudited)
PRC statutory income tax rate	1,757,576	25.00%
Effect of HNTE tax incentive	(671,143)	(9.55)%
Foreign Tax Effects
Hongkong
Statutory tax rate difference between Hongkong and Chinese mainland	(180,306)	(2.56)%
Vietnam
Statutory tax rate difference between Vietnam and Chinese mainland	(8,828)	(0.13)%
Cayman Islands
Statutory tax rate difference between Cayman Islands and Chinese mainland	550,523	7.83%
Other foreign jurisdictions	(990)	(0.01)%
Tax effect of non-deductible expenses	429,497	6.11%
Tax effect of R&D expenses deduction	(40,474)	(0.58)%
Change in valuation allowance	(45,953)	(0.65)%
Effective income tax rate	1,789,902	25.46%

As of December 31, 2025 and June 30, 2026, the significant components of the deferred tax assets and deferred tax liability are summarized below:

	As of
	December 31, 2025	June 30, 2026
	$US	$US
		(Unaudited)
Deferred tax assets:
Tax loss carry-forwards	118,975	151,886
Provision for credit loss	20,556	21,186
Inventory provision	299,901	344,629
Lease liability	601,051	585,767
Net deferred tax liabilities offset	(925,396)	(937,850)
Valuation allowance	(115,087)	(69,692)
Total deferred tax assets	—	95,926

Deferred tax liabilities:
Investment Income	(1,284,142)	(1,018,560)
Operating right-of-use assets	(598,864)	(578,261)
Net deferred tax assets offset	925,396	937,850
Total deferred tax liabilities	(957,610)	(658,971)

Changes in valuation allowance are as follows:

	As of
	December 31, 2025	June 30, 2026
	$US	$US
		(Unaudited)
Balance at beginning of the period	63,346	115,087
Addition/(reduction)	53,640	(45,953)
Foreign currency translation adjustment	(1,899)	558
Balance at end of the period	115,087	69,692

The Company operates through the Entities in PRC and Vietnam and the valuation allowance is considered on each individual basis.

The Company’s assessment is that it is not more likely than not that these deferred tax assets will be realized.

The net operating loss attributable to PRC Entities can only be carried forward for a maximum period of five years. Tax losses of non-PRC Entities can be carried forward indefinitely.

Under the PRC Income Tax Law and the implementation rules, profits of the PRC Entities earned on or after January 1, 2008 and distributed by the PRC Entities to the Company are subject to a withholding tax at a rate of 10%, unless the Company will be deemed as a resident enterprise for tax purposes. Since the Company intends to reinvest the earnings of the PRC Entities in operations in the PRC, the PRC Entities do not intend to declare dividends to their immediate non-PRC established holding companies in the foreseeable future. Accordingly, no deferred taxation on undistributed earnings of the PRC Entities has been recognized as of June 30, 2026.

According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or its withholding agent. The statute of limitations extends to five years under special circumstances, which are not clearly defined. In the case of a related party transaction, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion. The Company did not accrue any liability, interest or penalties related to underpayment of taxes in the unaudited condensed consolidated statements of income for the six months ended June 30, 2025 and 2026, respectively. And there were no completed or ongoing examinations by tax authorities as of June 30, 2026.

In accordance with Guo Shui Fa [2009] No.2, the PRC tax authorities have the right to deem the Company for a tax amount based on the transfer pricing contemporaneous documentations (the “Contemporaneous Documentations”) or a basis that they considered reasonable.

c) Uncertain tax positions

The Company evaluate each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of December 31, 2025 and June 30, 2026, the Company did not have any significant unrecognized uncertain tax positions.

11. STAFF RETIREMENT PLANS

The Company’s full-time employees in China participate in a government-mandated multiemployer defined contribution plan pursuant to which certain medical care unemployment insurance, employee housing fund and other welfare benefits are provided to employees. The China labor regulations require the Company to accrue for these benefits based on certain percentages of the employees’ salaries. No forfeited contributions may be used by the employer to reduce the existing level of contributions. The cost of the Company’s contribution to the staff retirement plans in China amounted to RMB3,137,874 (equivalent to US$433,699) and RMB4,356,795 (equivalent to US$634,879) for the six months ended June 30, 2025 and 2026, respectively.

The Company’s subsidiaries operating in Vietnam are subject to mandatory statutory social insurance, health insurance and unemployment insurance contributions in accordance with the Vietnam’s Law on Social Insurance and related governmental decrees effective from July 1, 2025. The Vietnam labor regulations require the Company to accrue for these benefits based on certain percentages of the employees’ salaries. The cost of the Company’s contribution to the staff retirement plans in Vietnam amounted to VND 270,846,000 (equivalent to US$10,316) for the six months ended June 30, 2026.

12. LEASES AS LESSEE

The Company has operating leases mainly for certain plants and financing leases for certain machinery and equipment as a lessee. There are 16 operating lease agreements existed for the six months ended June 30, 2026.

The depreciable life of assets and leasehold improvements is limited by the expected lease term unless there is a transfer of title or purchase option that is reasonably certain of being exercised.

Supplemental balance sheet information related to operating lease was as follows:

	As of
	December 31, 2025	June 30, 2026
	$US	$US
		(Unaudited)
Operating lease right-of-use assets	3,574,775	3,309,694

Operating lease liabilities – current	726,152	726,186
Operating lease liabilities – non-current	2,876,209	2,592,046
Total operating lease liabilities	3,602,361	3,318,232

	For the six months ended June 30,
	2025	2026
	(Unaudited)
Weighted discount rate for the operating lease	3.74%	3.56%
Weighted average remaining lease term	31 months	100 months

 For the six months ended June 30, 2025 and 2026, the lease expense was as follows:

	For the six months ended June 30,
	2025	2026
	$US	$US
	(Unaudited)
Operating leases expense	213,488	432,162
Short-term lease expense	23,328	24,436
Finance lease cost	38,495	—
Interest	20,667	—
Total	295,978	456,598

Because most of the leases do not provide an implicit rate of return, the Company used the incremental borrowing rate based on the information available at lease commencement date in determining the present value of lease payments.

The following is a schedule of future minimum payments under the Company’s operating leases as of June 30, 2026:

For the year ending December 31,	Amount
$US
Remainder of 2026	398,603
2027	653,774
2028	426,883
2029	258,324
2030	254,824
2031 and thereafter	1,894,426
Total lease payments	3,886,834
Less: imputed interest	(568,602)
Total operating lease liabilities, net of interest	3,318,232

13. OTHER INCOME, NET

Other income, net consists of the following:

	For the six months ended June 30,
	2025	2026
	$US	$US
	(Unaudited)
Government grants (1)	70,799	45,065
Rental income (lessor lease)	68,929	106,708
Loss/(income) from disposal of scrap materials	22,836	22,378
Derecognition of accounts payable(2)	23,139	—
Other income/(expense)	1,246	(42,454)
Total	186,949	131,697

(1)	Government grants mainly represent the subsidies for researching and development activity and improvement of production technology.

(2)	Derecognition of accounts payable represent liabilities that have been confirmed as settled.

14. COMMITMENTS AND CONTINGENCIES

The Company follows subtopic 450-20 of the FASB Accounting Standards Codification to report accounting for contingencies. Certain conditions may exist as of the date the unaudited condensed consolidated financial statements are issued, which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. The Company assesses such contingent liabilities, and such assessment inherently involves an exercise of judgment.

Except for leases which were disclosed in note 12, the Company has no other known contingencies as of June 30, 2026.

15. ORDINARY SHARES

On October 1, 2024, the Company consummated the sale of 1,250,000 ordinary shares at a price of $5.00 per share. The gross proceeds to the Company from the IPO, before deducting commissions, expense allowance, and expenses, were $6,250,000.

On October 30, 2024, the Company closed on the partial exercise of the over-allotment option by Cathay Securities, Inc. in connection with the IPO, to purchase an additional 131,249 ordinary shares at the price of $5.00 per share. As a result, the Company has raised gross proceeds of $656,245, in addition to the IPO gross proceeds of $6,250,000, or combined gross proceeds in the IPO of $6,906,245, before underwriting discounts and commissions and offering expenses.

On January 1, 2025, an employee was granted 20,000 restricted ordinary shares in connection with sales activities in North America. The restricted shares are subject to a two-year service period commencing on January 1, 2025. Under the terms of the agreement, 10,000 shares will be granted annually during the service period, and each tranche is subject to a six-month lock-up restriction upon issuance. On October 16, 2025, the company issued 10,000 of these restricted shares, representing the first annual tranche, which became subject to the six-month lock-up restriction from that issuance date. If the employee terminates services during the vesting period, the employee will automatically forfeit the restricted shares that are not vested as of the date of termination of the services. (Note 20).

On April 30, 2025, an external consultant was granted 1,800,000 restricted ordinary shares in consideration for strategic advisory services. Pursuant to the service agreement, all of the shares were issued on June 20, 2025 and are subject to a six-month lock-up restriction. The grant is subject to a two-year service period commencing on April 30, 2025, and, accordingly, the Company recognized compensation expense for eight months of the requisite service period as of December 31, 2025. On August 28, 2025, the Company and the external consultant entered into a supplemental amendment agreement, pursuant to which the service period was extended to five years, ending on April 29, 2030. (Note 20).

On June 3, 2025, an employee was granted 10,000 restricted ordinary shares for services related to sales expansion in certain regions of China. The restricted shares are subject to a one-year service period commencing on June 3, 2025, and vesting is conditional upon the achievement of the agreed-upon annual sales performance target. Upon issuance, the shares will be subject to a twelve-month lock-up restriction. If the employee terminates services during the vesting period, the employee will automatically forfeit the restricted shares that are not vested as of the date of termination of the services. As of June 30, 2026, the company has not issued these restricted shares to the employee. (Note 20).

On October 16, 2025, five employees were granted 631,000 restricted ordinary shares. Pursuant to the award agreements, all of the shares were issued on October 16, 2025 and are subject to a six-month lock-up restriction. The restricted shares are subject to a five-year service period commencing on October 16, 2025. (Note 20).

On December 15, 2025, an external consultant was granted 2,500,000 restricted ordinary shares in consideration for strategic advisory services. Pursuant to the service agreement, the Company shall issue 500,000 restricted ordinary shares per service year to the consultant as full consideration for the services provided in that year, and pre-issuing the consideration shares corresponding to each service year in advance of the start of the service year, with six-month lock-up restrictions. The grant is subject to a five-year service period commencing on December 15, 2025. On January 15, 2026, the first 500,000 shares for the first service year were issued. (Note 20).

As   of June 30, 2026, after the Reclassification of ordinary shares on March 6, 2026, the Company had issued 55,322,249 Class A ordinary shares and 9,000,000 Class B ordinary shares. Share data as of December 31, 2025 and June 30, 2026 have been retroactively restated to give effect to: i) the reorganization completed on March 28, 2023, ii) the 1-for-2 share split effective on June 19, 2023, and iii) the 1-for-3 share split effective on June 6, 2024. Additionally, the reclassification of ordinary shares has been reflected. These events are discussed in Note 1.

16. STATUTORY SURPLUS RESERVES AND RESTRICTED NET ASSETS

i) Statutory Surplus Reserves

Pursuant to laws applicable to entities incorporated in the PRC, the Company is required to make appropriations to certain reserve funds, comprising the statutory surplus reserve and the discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the discretionary surplus reserve are made at the discretion of the Board of Directors. And as of December 31, 2025 and June 30, 2026, the Company did not have discretionary surplus reserve. As of December 31, 2025 and June 30, 2026, statutory reserve provided were US$2,662,115 and US$2,662,115, respectively.

ii) Restricted Net Assets

As a result of PRC laws and regulations and the requirement that distributions by PRC Entities can only be paid out of distributable profits computed in accordance with PRC GAAP, the PRC Entities are restricted from transferring a portion of their net assets to the Company. Amounts restricted include paid-in capital and the statutory reserves of the Company’s PRC subsidiaries. The aggregate amounts of capital and statutory reserves restricted which represented the amount of net assets of the relevant subsidiaries in the Company not available for distribution was RMB26,024,443 (equivalent to US$3,704,056) and RMB26,836,647 (equivalent to US$3,822,201) as of December 31, 2025 and June 30, 2026, respectively.

Under PRC laws and regulations, statutory surplus reserves are restricted to set-off against losses, expansion of production and operation and increasing registered capital of the respective company and are not distributable other than upon liquidation. The reserves are not allowed to be transferred to the Company in terms of cash dividends, loans or advances, nor allowed for distribution except under liquidation.

iii) Dividends

Dividends declared by the Company are based on the distributable profits as reported in its statutory financial statements reported in accordance with PRC GAAP, which may differ from the results of operations reflected in the unaudited condensed consolidated financial statements prepared in accordance with U.S. GAAP. The Company’s ability to pay dividends is primarily from cash received from its operating activities in the PRC. For the six months ended June 30, 2025 and 2026, no dividends were declared or paid by the Company.

17. RELATED PARTY TRANSACTIONS

Related parties:

Name of related parties	Relationship with the Company
PSM-ZJK	An equity investee of the Zhongjinke Shenzhen
ZhongJinKe Fastener CO.,Ltd	Controlled by Jieke Zhu
Shenzhen Qianhaishi Micro Science Co., Ltd	Controlled by Kai Huang
Ning Ding	Chief Executive Officer and a Director of the Company
Kai Huang	A Director of the Company and Former Chief Financial Officer
Kai Ding	A shareholder of the Company
Dongxin Zhou	A shareholder of the Company
Jieke Zhu	A shareholder of the Company
Minghui Zhu	Father of Jieke Zhu
Huiming Liu	A shareholder of the Company
Chaoyong Xu	A shareholder of the Company
Qianrui Ding	Daughter of Ning Ding
Baozhen Zhu	Wife of Ning Ding
Meigui Zeng	Wife of Huiming Liu
DNR TECHNOLOGY CO., LTD.	A shareholder of the Company
NEWMICRO HOLDING LIMITED	A shareholder of the Company
JINSHAN INTERNATIONAL INVESTMENT CO.,LTD.	A shareholder of the Company
KKD HOLDING LIMITED.	A shareholder of the Company
VIMISCI HOLDING LIMITED	A shareholder of the Company

i) Related party balances

Accounts receivable-due from a related party:

	As of
	December 31, 2025	June 30, 2026
Name of related party	$US	$US
		(Unaudited)
PSM ZJK	11,227,799	8,498,381
Total	11,227,799	8,498,381

Other receivables-due from related parties:

		As of
		December 31, 2025	June 30, 2026
		$US	$US
			(Unaudited)
Name of related parties	Nature
Baozhen Zhu	Loan to related parties	5,152	—
Meigui Zeng	Loan to related parties	5,152	—
Dongxin Zhou	Loan to related parties	2,145	—
Ning Ding	Expenses paid on behalf of related parties	489,645	—
Chaoyong Xu	Expenses paid on behalf of related parties	37,992	—
Huiming Liu	Expenses paid on behalf of related parties	37,992	—
Jieke Zhu	Expenses paid on behalf of related parties	5,717	—
Dongxin Zhou	Expenses paid on behalf of related parties	5,584	—
Kai Ding	Expenses paid on behalf of related parties	5,198	—
DNR TECHNOLOGY CO., LTD.	Expenses paid on behalf of related parties	2,628	2,628
NEWMICRO HOLDING LIMITED	Expenses paid on behalf of related parties	150	—
JINSHAN INTERNATIONAL INVESTMENT CO.,LTD.	Expenses paid on behalf of related parties	150	—
KKD HOLDING LIMITED.	Expenses paid on behalf of related parties	915	—
VIMISCI HOLDING LIMITED	Expenses paid on behalf of related parties	47	47
PSM-ZJK	Expenses paid on behalf of related parties	—	1,038
Total		598,467	3,713

Other payables-due to related parties:

		As of
		December 31, 2025	June 30, 2026
		$US	$US
			(Unaudited)
Name of related parties	Nature
Ning Ding	Sales Compensation	1,665,314	2,294,040
Kai Ding	Sales Compensation	306,666	—
Kai Huang	Loan from related parties	142,998	147,382
Ning Ding	Loan from related parties	108,691	119,988
Ning Ding	Expenses paid on behalf of the Company	95,055	95,044
Qianrui Ding	Expenses paid on behalf of the Company	3,500	3,500
Total		2,322,224	2,659,954

ii) Related party transactions:

The Company mainly entered into the following transactions with related parties:

	For the six months ended June 30,
	2025	2026
	$US	$US
	(Unaudited)
Related party sales
PSM ZJK	9,549,460	9,355,383

Sales Compensation
Ning Ding	410,292	628,728

Loan to related parties
Ning Ding	(239,336)	—
Kai Ding	(69,101)	—
Dongxin Zhou	(2,073)	—

Collection of loans to related parties
Ning Ding	41,461	—
Kai Ding	69,101	—
Kai Huang	68,474	—
Baozhen Zhu	—	5,152
Meigui Zeng	—	5,152
Dongxin Zhou	—	2,145

Rental income
PSM-ZJK	39,696	40,622

18. REVENUE

The Company’s disaggregated revenues are represented by two categories which are type of customers and by geographic areas. The Company attributed revenues to geographic areas based on customers’ place of registration.

Type of Customers

	For the six months ended June 30,
	2025	2026
	$US	$US
	(Unaudited)
Third-party sales	15,153,800	24,389,206
Related-party sales	9,549,460	9,355,383
Total	24,703,260	33,744,589

By Geographic Areas

	For the six months ended June 30,
	2025	2026
	$US	$US
	(Unaudited)
China	14,408,350	15,438,246
Taiwan, China	7,307,742	8,945,774
America	422,339	5,179,995
Singapore	2,138,880	3,662,277
Others	425,949	518,297
Total	24,703,260	33,744,589

19. SEGMENT REPORTING

Segment Reporting defines operating segments as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance.

The Company uses the management approach in determining its operating segments. The Company’s CODM is identified as the Chief Executive Officer, relies upon the consolidated results of operations as a whole when making decisions about allocating resources and assessing the performance of the Company. The Company generates substantially all of its revenue from the Chinese mainland and Taiwan, China, and the majority of the Company’s long-lived assets were located in the Mainland China. As a result of the assessment made by CODM, the Company has only one reportable segment. The Group does not distinguish between markets or segments for the purpose of internal reporting.

The Company has concluded that consolidated net income is the measure of segment profitability. The CODM assesses performance for the Company, monitors budget versus actual results, and determines how to allocate resources based on consolidated net income as reported in the consolidated statements of operations. There are no other expense categories regularly provided to the CODM that are not already included in the primary financial statements herein.

There have been no changes to the overall basis of segmentation or the measurement basis for the segment results since the prior year.

20. SHARE-BASED COMPENSATION

On January 1, 2025, an employee was granted 20,000 restricted ordinary shares in connection with sales activities in North America. The restricted shares are subject to a two-year service period commencing on January 1, 2025. Under the terms of the agreement, 10,000 shares will be granted annually during the service period, and each tranche is subject to a six-month lock-up restriction upon issuance. On October 16, 2025, the company issued 10,000 of these restricted shares, representing the first annual tranche, which became subject to the six-month lock-up restriction from that issuance date. If the employee terminates services during the vesting period, the employee will automatically forfeit the restricted shares that are not vested as of the date of termination of the services. For the six months period ended June 30, 2025 and 2026, the Company recorded US$44,400 and US$44,400 compensation expense, respectively.

On April 30, 2025, an external consultant was granted 1,800,000 restricted ordinary shares in consideration for strategic advisory services. Pursuant to the service agreement, all of the shares were issued on June 20, 2025 and are subject to a six-month lock-up restriction. The grant is subject to a two-year service period commencing on April 30, 2025. On August 28, 2025, the Company and the external consultant entered into a supplemental amendment agreement, pursuant to which the service period was extended to five years, ending on April 29, 2030. For the six months period ended June 30, 2025 and 2026, the Company recorded US$628,500 and US$673,393 compensation expense, respectively.

On June 3, 2025, an employee was granted 10,000 restricted ordinary shares for services related to sales expansion in certain regions of China. The restricted shares are subject to a one-year service period commencing on June 3, 2025, and vesting is conditional upon the achievement of the agreed-upon annual sales performance target. Upon issuance, the shares will be subject to a twelve-month lock-up restriction. If the employee terminates services during the vesting period, the employee will automatically forfeit the restricted shares that are not vested as of the date of termination of the services. As of June 30, 2026, the company has not issued these restricted shares to the employee. Since the employee was unable to achieve the agreed-upon annual sales performance target, we did not recognize any compensation expenses related to this grant as of June 30, 2026.

On October 16, 2025, five employees were granted 631,000 restricted ordinary shares. Pursuant to the award agreements, all of the shares were issued on October 16, 2025 and are subject to a six-month lock-up restriction. The restricted shares are subject to a five-year service period commencing on October 16, 2025. For the six months period ended June 30, 2026, the Company recorded US$184,883 compensation expense.

On December 15, 2025, an external consultant was granted 2,500,000 restricted ordinary shares in consideration for strategic advisory services. Pursuant to the service agreement, the Company shall issue 500,000 restricted ordinary shares per service year to the consultant as full consideration for the services provided in that year, and pre-issuing the consideration shares corresponding to each service year in advance of the start of the service year, with six-month lock-up restrictions. The grant is subject to a five-year service period commencing on December 15, 2025. On January 15, 2026, the first 500,000 shares for the first service year were issued. For the six months period ended June 30, 2026, the Company recorded US$492,500 compensation expense  .

The fair value of restricted shares granted was measured using the fair-value-based method in accordance with ASC 718, based on the closing price of the Company’s common stock on the date of grant, as these awards do not contain any market vesting conditions.

A summary of activities of the restricted shares for the six months ended June 30, 2026 is as follow:

	Number of nonvested restricted shares	Weighted average FV per ordinary share on the grant date
Unvested as of December 31, 2025	4,489,726	2.81
Granted	—	—
Vested	(476,207)	2.92
Unvested as of June 30, 2026	4,013,519	2.80

Share-based compensation expenses of US$1,395,176 were recognized for the restricted shares during the six months ended June 30, 2026. As of June 30, 2026, there was unrecognized share-based compensation expenses of US$11,180,450 in relation to the restricted shares, which is expected to be recognized over a weighted average period of 4.13 years.

The allocation of total share-based compensation expenses is set forth as follows:

	For the six months ended June 30,
	2025	2026
	$US	$US
	(Unaudited)
General and administrative expenses	628,500	1,257,016
Selling and marketing expenses	48,125	138,160
Total	676,625	1,395,176

Among which:
Share-based compensation expense for employee	—	229,283
Share-based compensation expense for non-employee	676,595	1,165,893

21. SUBSEQUENT EVENTS

The Company has evaluated events from the six months ended June 30, 2026 through September 21, 2026, the date the unaudited condensed financial statements were issued. Except for the events mentioned above, the Company did not identify any subsequent events with a material financial impact on the Company’s unaudited condensed consolidated financial statements.

Sales Agreement for At The Market Offering

On August 3, 2026, the Company entered into a sales agreement (the “Sales Agreement”) with Chaince Securities, LLC (the “Sales Agent”), acting as the Company’s sales agent, pursuant to which the Company may, from time to time, offer and sell up to $9,800,000 of its Class A ordinary shares, par value $0.000016666667 per share, through at-the-market offerings. Such shares will be issued under the Company’s effective shelf registration statement on Form F-3 (File No. 333-293519), declared effective by the SEC on March 27, 2026, together with a base prospectus dated March 27, 2026 and a prospectus supplement dated August 3, 2026.

Neither the Company nor the sales agent is obligated to sell or purchase any shares under the Sales Agreement. Sales, if any, will be made at the market prices at the time of sale in accordance with the Company’s instructions. The Company will pay the sales agent a 3.0% commission on gross proceeds plus a per-share execution and clearing fee of $0.02 for each Class A ordinary share sold.

As of September 21, 2026, the date the unaudited condensed financial statements were issued, no shares have been sold under this Sales Agreement. Any future share issuance under the agreement may dilute the Company’s future earnings per share.